Exhibit 23.2

Independent Auditors' Consent

The Board of Directors of
Westmoreland Coal Company:

        We consent to incorporation by reference in the registration statement on Form S-8 of Westmoreland Coal Company of our report dated March 5, 2003, except as to notes 4 and 14, which are as of March 14, 2003, relating to the consolidated balance sheets of Westmoreland Coal Company and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002, and the report dated March 5, 2003 on the related schedule, which report appears in the December 31, 2002 annual report on Form 10-K of Westmoreland Coal Company.

           KPMG LLP

Denver, Colorado
June 27, 2003